================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                   ----------

                    TELE SUDESTE CELULAR PARTICIPACOES, S.A.

                                (Name of Issuer)

                                Preferred Shares

                         (Title of Class of Securities)


                                    879252104

                                 (CUSIP Number)

                                 Telefonica, S.A
                                   Gran Via 28
                               28013 Madrid, Spain

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 6, 2000

             (Date of Event which Requires Filing of this Statement)

                                   ----------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition thatis the subject of this Schedule 13D, and is filing this schedule because of Sections240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject Class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 879252104

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TELEFONICA S.A.

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b) X

     3.   SEC Use Only

     4.   Source of Funds (See Instructions)
          WC, OO

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
          Not Applicable

     6.   Citizenship or Place of Organization

          SPAIN

Number of                                7.  Sole Voting Power
Shares
Beneficially                             8.  Shared Voting Power
Owned by
Each                                         151,225,297,730 ordinary shares
Reporting                                    221,620,645,451 preferred shares
Person With

                                         9.  Sole Dispositive Power

                                        10.  Shared Dispositive Power

                                             151,225,297,730 ordinary shares
                                             221,620,645,451 preferred shares


     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          Telefonica, S.A. owns 92.4% of Telefonica Moviles, S.A., which in turn owns 50% of Brasilcel, N.V., which directly owns 43,450,494,855 ordinary shares and 14,015,090,743 preferred shares and
          174.288.020.000 ADRs (1ADR=1 Preferred Share) of Tele Sudeste Celular Participacoes, S.A. Brasicel indirectly owns through Sudestecel Participacoes, S.A. (89.5% owned by Brasilcel) 95,197,157,438 ordinary shares, and through Tagilo Participacoes Ltda (100% owned by Brasilcel) owns 12,557,645,437 ordinary shares and 33,317,534,708 preferred shares.

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13.  Percent of Class Represented by Amount in Row (11)

          Ordinary shares:87.40 %
          Preferred shares: 85.4%

     14.  Type of Reporting Person (See Instructions)

          CO

CUSIP No. 879252104

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          TELEFONICA MOVILES, S.A.

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b) X

     3.   SEC Use Only

     4.   Source of Funds (See Instructions)

          WC, OO

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          Not Applicable

     6.   Citizenship or Place of Organization

          SPAIN
Number of                                7.  Sole Voting Power
Shares
Beneficially                             8.  Shared Voting Power
Owned by
Each                                         151,225,297,730 ordinary shares
Reporting                                    221,620,645,451 preferred shares
Person With
                                         9.  Sole Dispositive Power

                                        10.  Shared Dispositive Power

                                             151,225,297,730 ordinary shares
                                             221,620,645,451 preferred shares

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          Telefonica, S.A. owns 92.4% of Telefonica Moviles, S.A., which in turn owns 50% of Brasilcel, N.V., which directly owns 43,450,494,855 ordinary shares and 14,015,090,743 preferred shares and
          174.288.020.000 ADRs (1ADR=1 Preferred Share) of Tele Sudeste Celular Participacoes, S.A. Brasicel indirectly owns through Sudestecel Participacoes, S.A. (89.5% owned by Brasilcel) 95,197,157,438 ordinary shares, and through Tagilo Participacoes Ltda (100% owned by Brasilcel) owns 12,557,645,437 ordinary shares and 33,317,534,708 preferred shares.

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     13.  Percent of Class Represented by Amount in Row (11)

          Ordinary shares: 87.40%
          Preferred shares: 85.4%

     14.  Type of Reporting Person (See Instructions)

          CO

Item 1.         Security and Issuer

This statement relates to ordinary shares and preferred shares of Tele Sudeste Celular Participacoes, S.A. (the "Issuer"), Praia de Botafogo, 501, 7DEG. andar, Sala 701-parte, Torre Corcovado, Cep: 22250-040-Rio de Janeiro, Brazil.

Item 2.         Identity and Background

                (a)   (1) TELEFONICA, S.A.

                      (2) TELEFONICA MOVILES, S.A

                (b)   (1) Gran Via 28, 28013 Madrid, Spain

                      (2) Goya 24, 28001 Madrid, Spain


                (c) (1) Delivery and exploitation of any and all kinds of public and private telecommunication services.

                      (2) The corporate purpose of the company is to perform all sorts of activities in the field of telecommunications and value added services, in the broadest sense of these terms and in accordance with current law.

                (d)   No

                (e)   No

                (f)   (1) SPAIN

                      (2) SPAIN


Set forth on Schedule 1 hereto is the following information required by Item 2 with respect to (i) each executive officer and director of each reporting person; (ii) each person controlling a reporting person, and (iii) each executive officer and director of any corporation or other person ultimately in control of a reporting person: (a) name, (b) residence or business address, (c) present principal occupation or employment and name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, (d) to the best of the reporting person's knowledge, whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (e) to the best of the reporting person's knowledge, whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and
(f) citizenship. Schedule 1 is incorporated herein by reference.

Item 3.         Source and Amount of Funds or Other Consideration

On July 29, 1998, the Brazilian government awarded the consortium led by Telefonica Internacional (a wholly owned subsidiary of Telefonica S.A), Itochu and NTT DoCoMo, 19.26% of the capital stock of Tele Sudeste Celular Participacoes ("Tele Sudeste"), as part of the privatization process of Telebras. As of December 31, 1998 Telefonica Internacional held a 17.91% interest in Tele Sudeste.

During 1999, Tele Iberoamericana, S.A. (a wholly owned subsidiary of Telefonica Internacional) and Telefonica Internacional acquired an additional 1.7% stake through a series of market transactions. As of December 31, 1999, Telefonica Internacional held a 19.58% stake in the capital stock of Tele Sudeste.

In January 2000, Telefonica S.A initiated an exchange offer for the remaining shares of Tele Sudeste. On July 6, 2000, Telefonica S.A. issued 90,517,917 new shares (Euro 1 face value each) that were offered in exchange of the remaining shares and ADS held by minority investors, representing 68.41% of Tele Sudeste capital stock.

In February 2000, Telefonica S.A. incorporated the Spanish company Telefonica Moviles S.A. In October 2000, Telefonica, S.A. transferred its stake in Tele Sudeste (68.41%) to this company. Likewise, Telefonica Internacional transferred to Telefonica Moviles an additional 0.9% stake in Telesudeste and 82,50% of the capital stock of Sudestecel Participacoes, S.A.).

In October 2000, Telefonica Moviles purchased 100% of Tagilo Participacoes (which held 10.4% of the capital stock of Tele Sudeste) in exchange R$ 350,67 million in cash. Additionally, and during the last quarter of 2000, Tele Sudeste increased its capital stock, acquiring all the remaining shares of its operating subsidiaries as contribution in kind. As a result, Telefonica Moviles S.A. increased its stake in Tele Sudeste to 82.02% (an indirect interest of 75.57% by Telefonica SA).

During 2001, Telefonica, S.A. purchased from Iberdrola its 7% interest in Sudestecel Participacoes, S.A. (majority shareholder of Tele Sudeste), 104 Tele Sudeste ordinary shares and 6 Tele Sudeste preferential shares in exchange of 3,693,755 Telefonica S.A. shares.

In July 2002, Telefonica S.A. exchanged its 7% stake in Sudestecel Participacoes, S.A. as well as the shares mentioned in the above paragraph owned directly in Tele Sudeste Celular Participacoes that acquired from Iberdrola, for
7.921.068 shares of Telefonica Moviles. As of December 31, 2002, Telefonica S.A. indirectly controlled 83.57% of the capital stock of Tele Sudeste.

In December 2002, Telefonica Moviles transferred to Brasilcel all of its shares directly and indirectly held in Tele Sudeste

As of March 2003, Brasilcel held directly a 53.57% of the capital stock of Tele Sudeste Celular Participacoes, Sudestecel Participacoes, S.A. (in which Brasilcel owns a 89.5%) held 22.01% of the capital stock of Tele Sudeste Celular Participacoes, and Tagilo in which Brasilcel owns a 100) held 10.61% of the capital stock of Tele Sudeste Celular Participacoes, including the result of capitalizing premiums. Therefore, at of this date, Telefonica Moviles, S.A. held directly or indirectly 43.09% in Tele Sudeste

Celular Participacoes, S.A.

Item 4          Purpose of Transaction

These acquisitions were part of the overall strategy of the Telefonica Group to continue and expand reorganization of its business in Brazil, to permit managerial and operational consolidation of business lines and to enhance its strategic and competitive position. Its objective was to accelerate the process of creating and continuing the development of separate but affiliated, business units. The subsequent transfer by Telefonica, S.A. to Telefonica Moviles, S.A. of all of its wireless assets in Brazil was a part of the decision to reorganize Telefonica's structure along business lines. The purpose of the final contribution of Telefonica Moviles of its interest in wireless companies in Brazil to a joint venture 50% owned with Portugal Telecom was to create the leading wireless operator in Brazil.

Item 5.         Interest in Securities of the Issuer

                (a) 151,225,297,730 ordinary shares, or 87.40% of the ordinary shares

                      221.620.645.451 preferred shares, or 85.4% of the preferred shares

                      Telefonica, S.A. owns 92.4% of Telefonica Moviles, S.A., which in turn owns 50% of Brasilcel, N.V., which directly owns 43,450,494,855 ordinary shares and 14,015,090,743 preferred shares and 174.288.020.000 ADRs (1ADR=1 Preferred Share) of Tele Sudeste Celular Participacoes, S.A. Brasicel indirectly owns through Sudestecel Participacoes, S.A. (89.5% owned by Brasilcel) 95,197,157,438 ordinary shares, and through Tagilo Participacoes Ltda (100% owned by Brasilcel) owns 12,557,645,437 ordinary shares and 33,317,534,708 preferred shares.

                (b)   Shared power to vote and dispose:

                      151,225,297,730 ordinary shares
                      47,332,625,451 preferred shares

                (c)   No

                (d)   Portugal Telecom owns 50% of Brasilcel

                (e)   Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joint venture with Portugal Telecom.

On January 23, 2001, Telefonica Moviles, S.A., Telefonica, S.A., Portugal Telecom and its subsidiary PT Moveis agreed to create a joint venture to consolidate Telefonica Moviles, S.A., wireless businesses in Brazil with those of Portugal Telecom. Under this joint venture framework agreement, each of the Telefonica Group and the Portugal Telecom Group agreed to contribute to a 50/50 joint venture their respective wireless businesses in Brazil, including interests in operating companies and holding companies that own cellular or wireless licenses in Brazil.

On October 17, 2002, Telefonica Moviles, S.A., Portugal Telecom and PT Moveis entered into a Shareholders' Agreement and Subscription Agreement that implemented the joint venture framework agreement signed in January 2001.

Following the agreements entered into with the Portugal Telecom Group on October 17, 2002 and after having obtained the necessary authorization from the Brazilian authorities for the contribution, on December 27, 2002, Telefonica Moviles, S.A., and PT Moveis contributed to Brasilcel, N.V. all the shares held directly or indirectly by the two groups in their wireless communications companies in Brazil.

Shareholders' agreement

On October 17, 2002, Telefonica Moviles, S.A., Portugal Telecom and PT entered into a Shareholder's Agreement and Subscription Agreement that implemented a joint venture framework agreement signed earlier in January 2001. In accordance with the mentioned documents Telefonica Moviles, S.A., and the Portugal Telecom Group have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of the capital increases in Brasilcel, N.V., the percentage of ownership of one of the parties falls below 40% during an uninterrupted period of six months. In this event, if the group with the reduced interest were the Portugal Telecom Group, it would be entitled to sell to Telefonica Moviles, S.A., who would be obliged to buy (directly or through another company) all of Portugal Telecom's ownership interest in Brasilcel N.V. This right expires on December 31, 2007. The price for the acquisition of the Portugal Telecom Group's holding in Brasilcel, N.V. would be calculated on the basis of an independent appraisal (in the terms provided for in the Shareholders' Agreement and Subscription Agreement) performed by investment banks, selected using the procedure established in these agreements. Subject to certain conditions, the payment could be made, at the option of Telefonica S.A., in (i) cash, (ii) our shares and/or Telefonica, S.A. shares, or
(iii) a combination of the two. This put option would be exercisable in the 12 months subsequent to the end of the aforementioned six-month period, provided that the Portugal Telecom Group had not increased its ownership interest to 50% of the total capital stock of Brasilcel N.V.

Also, in accordance with the Shareholders' Agreement and Subscription Agreement, the Portugal Telecom Group will be entitled to sell to Telefonica Moviles, S.A., who would be obliged to buy, all of Portugal Telecom Group's ownership interest in Brasilcel, N.V. should there be a change in control at Telefonica, S.A., Telefonica Moviles, S.A. or any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefonica Moviles, S.A., will be entitled to sell to the Portugal Telecom Group, which would be obliged to buy, our interest in Brasilcel, N.V. if there is a change of control at Portugal Telecom SGPS, S.A., PT Moveis SGPS, S.A or any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the Shareholders' Agreement and Subscription Agreement) performed by investment banks, selected using the procedure established in these agreements.

Shareholder's agreement of Sudestecel Participacoes, S.A.

Telefonica International, S.A., 82.5% former owner of Sudestecel Participacoes, and the other shareholders of the company entered into a shareholders' agreement dated April 12, 1999, as amended, relating to the voting of shares of Tele Sudeste Celular, among other matters. After the transaction described above, Telefonica Moviles, S.A. is part of the Shareholders Agreement.

Item 7.         Material to Be Filed as Exhibits


1.   Joint filing agreement.

2. Second Annex to the Shareholder Agreement of Sudestecel Participacoes, S.A. (unofficial English translation).

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        TELEFONICA, S.A.


                                        By:     /s/  Antonio Alonso Ureba
                                           -------------------------------------
                                                    General Counsel


                                        TELEFONICA MOVILES, S.A.


                                        By:    /s/  Antonio Hornedo Muguiro
                                           -------------------------------------
                                                     General Counsel

                                   SCHEDULE 1
                                   ----------

TELEFONICA, S.A.

(a)       Mr. Cesar Alierta Izuel

(b)       c/o Gran Via 28, 28013 Madrid, Spain

(c)       Chief Executive Officer

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Fernando Abri-Martorell

(b)       c/o Gran Via 28, 28013 Madrid, Spain

(c)       Chief Operating Officer

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Isidro Faine Casas

(b)       c/o Gran Via 28, 28013 Madrid, Spain

(c)       General Manager of Caja de Ahorros y Pensiones de
          Barcelona "La Caixa"

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Jose Antonio Fernandez Rivero

(b)       c/o Gran Via 28, 28013 Madrid, Spain

(c)       General Manager BBVA

(d)       No

(e)       No

(f)       SPAIN

(a)       Mr. Fernando de Almansa Moreno-Barreda

(b)       c/o Gran Via 28, 28013 Madrid, Spain

(c)       International affairs advisor

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Jose Cadenato Matia

(b)       c/o Gran Via 28, 28013 Madrid, Spain

(c)       General Manager BBVA

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Maximino Carpio Garcia

(b)       c/o Gran Via 28, 28013 Madrid, Spain

(c)       Manager of Telefonica Moviles, S.A., Member of the
          Spanish economic and social committee and Professor of Economics of the Autonoma University of Madrid

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Carlos Colomer Casellas

(b)       c/o Gran Via 28, 28013 Madrid, Spain

(c)       Chairman of the Colomer Group

(d)       No

(e)       No

(f)       SPAIN

(a)       Mr. Alfonso Ferrari Herrero

(b)       c/o Gran Via 28, 28013 Madrid, Spain

(c)       Director of CTC Chile

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Jose Fonollosa Garcia

(b)       c/o Gran Via 28, 28013 Madrid, Spain

(c)       General Manager BBVA

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Gonzalo de Hinojosa Fernandez Angulo

(b)       c/o Gran Via 28, 28013 Madrid, Spain

(c)       Chairman of Cortefiel

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Miguel Horta e Costa

(b)       c/o Gran Via 28, 28013 Madrid, Spain

(c)       Chairman of Portugal Telecom.

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Pablo Isla Alvarez de Tejera

(b)       c/o Gran Via 28, 28013 Madrid, Spain

(c)       Chairman of Altadis

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Luis Lada Diaz

(b)       c/o Gran Via 28, 28013 Madrid, Spain

(c)       General Manager of Telefonica, S.A.

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Antonio Massanell Lavilla

(b)       c/o Gran Via 28, 28013 Madrid, Spain

(c)       Senior Executive Vice-President of Caja de Ahorros y
          Pensiones de Barcelona "La Caixa"

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Enrique Used Aznar

(b)       c/o Gran Via 28, 28013 Madrid, Spain

(c)       Chairman of Amper, S.A.

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Mario Eduardo Vazquez

(b)       c/o Gran Via 28, 28013 Madrid, Spain

(c)       Chairman of Telefonica de Argentina, S.A.

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Antonio Viana-Baptista

(b)       c/o Gran Via 28, 28013 Madrid, Spain

(c)       Chairman Chief Executive Officer of Telefonica Moviles,
          S.A.

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Gregorio Villalabeitia Galarraga

(b)       c/o Gran Via 28, 28013 Madrid, Spain

(c)       General Manager BBVA

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Antonio Jesus Alonso Ureba

(b)       c/o Gran Via 28, 28013 Madrid, Spain

(c)       General Secretary and Secretary of the Board of
          Telefonica, S.A.

(d)       No

(e)       No

(f)       SPAIN

TELEFONICA MOVILES, S.A.

(a)       Mr. Antonio Viana-Baptista

(b)       c/o Calle Goya nDEG. 24, 28001, Madrid, Spain

(c)       Chairman Chief Executive Officer

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Luis Lada Diaz

(b)       c/o Calle Goya nDEG. 24, 28001, Madrid, Spain

(c)       General Manager Telefonica, S.A.

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Jose Maria Mas Millet

(b)       c/o Calle Goya nDEG. 24, 28001, Madrid, Spain

(c)       Secretary of the board of Telefonica Moviles, S.A

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Jose Maria Alvarez-Pallete Lopez

(b)       c/o Calle Goya nDEG. 24, 28001, Madrid, Spain

(c)       President and CEO of Telefonica Internacional, S.A.

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Lars M. Berg

(b)       c/o Calle Goya nDEG. 24, 28001, Madrid, Spain

(c)       Independent Advisor

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Miguel Canalejo Larrainzar

(b)       c/o Calle Goya nDEG. 24, 28001, Madrid, Spain

(c)       Independent Advisor

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Maximino Carpio Garcia

(b)       c/o Calle Goya nDEG. 24, 28001, Madrid, Spain

(c)       Professor of Economics of the Autonoma University of Madrid

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Fernando Xavier Ferreira

(b)       c/o Calle Goya nDEG. 24, 28001, Madrid, Spain

(c)       Chief Executive Officer of the Telefonica Group in Brazil

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Victor Goyenechea Fuentes

(b)       c/o Calle Goya nDEG. 24, 28001, Madrid, Spain

(c)       Independent Advisor

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Antonio Massanell Lavilla

(b)       c/o Calle Goya nDEG. 24, 28001, Madrid, Spain

(c)       Senior Executive Vice-President of Caja de
          Ahorros y Pensiones de Barcelona "La Caixa"

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Alfonso Merry del Val Gracie

(b)       c/o Calle Goya nDEG. 24, 28001, Madrid, Spain

(c)       Independent Advisor

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Javier Echenique Landiribar

(b)       c/o Calle Goya nDEG. 24, 28001, Madrid, Spain

(c)       Independent Advisor

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Alejandro Burillo Azcarraga

(b)       c/o Calle Goya nDEG. 24, 28001, Madrid, Spain

(c)       Chairman of the Board of the Pegaso Group

(d)       No

(e)       No

(f)       SPAIN


(a)       Mr. Fernando de Almansa Moreno-Barreda

(b)       c/o Calle Goya nDEG. 24, 28001, Madrid, Spain

(c)       International Affaires Advisor

(d)       No

(e)       No

(f)       SPAIN